UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

CLARCOR Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-11024	36-0922490
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

840 Crescent Centre Drive, Suite 600 Franklin, TN	37067
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(615) 771-3100

(Former name or former address, if changed since last report)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, CLARCOR Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2017	By:	/s/ Joseph R. Leonti
	Name:	Joseph R. Leonti
	Title:	Vice President and Secretary